UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 15, 2016

PINNACLE ENTERTAINMENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-13641	95-3667491
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3980 Howard Hughes Parkway, Las Vegas, Nevada	89169
(Address of principal executive offices)	(Zip Code)

Registrant’s Telephone Number, including area code: (702) 541-7777

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

(a) On March 15, 2016, Pinnacle Entertainment, Inc. (the “Company”) held its Special Meeting of Stockholders (the “Special Meeting”).

(b) At the Special Meeting, the stockholders of the Company approved the proposal to adopt the Agreement and Plan of Merger, dated as of July 20, 2015 (the “Merger Agreement”), by and among the Company, Gaming and Leisure Properties, Inc. (the “Parent”) and Gold Merger Sub, LLC, a direct wholly owned subsidiary of Parent (“Merger Sub”), providing for the merger of the Company with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of Parent. At the Special Meeting, the Company’s stockholders also approved, on an advisory (non-binding) basis, the compensation that may be paid or become payable to the Company’s named executive officers that is based on or otherwise related to the proposed Merger. Finally, the proposal to adjourn the Special Meeting to a later date or dates if necessary or appropriate to solicit additional proxies if there were insufficient votes to adopt the Merger Agreement at the time of the Special Meeting was not submitted for a vote.

The proposal to approve the adoption of the Merger Agreement required the affirmative vote of the holders of at least a majority of the shares of the outstanding shares of the Company’s common stock as of the close of business on February 8, 2016, the record date for the Special Meeting. The proposal to approve, on an advisory (non-binding) basis, of compensation that may be paid or become payable to the Company’s named executive officers that is based on or otherwise related to the proposed Merger required the affirmative vote of a majority of those shares of common stock represented in person or by proxy and voting on the proposal. The vote to approve such compensation was advisory only and the result is not binding on the Company or Parent and is not a condition to completion of the Merger.

The issued and outstanding shares of stock of the Company entitled to vote at the Special Meeting consisted of 61,074,913 shares of the Company’s common stock, of which 48,789,491 shares, or approximately 80% of the issued and outstanding shares, were represented either in person or by proxy.

Proposal One: Adoption of the Agreement and Plan of Merger. The final vote tabulation was as follows:

For	Against	Abstain	Broker Non-Votes
48,710,217	61,853	17,421	—

Proposal Two: Advisory Vote on Executive Compensation. The final vote tabulation was as follows:

For	Against	Abstain	Broker Non-Votes
42,050,439	6,602,311	136,741	—

Item 8.01. Other Events.

On March 15, 2016, the Company issued a press release announcing the results of the Special Meeting, which is attached to this Current Report on Form 8-K as Exhibit 99.1 and incorporated by reference.

Item 9.01. Financial Statement and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release, dated March 15, 2016, issued by Pinnacle Entertainment, Inc.

Additional Information

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between GLPI and Pinnacle, GLPI has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-206649) that includes a definitive joint proxy statement of GLPI and Pinnacle that also constitutes a prospectus of GLPI. This communication is not a substitute for the joint proxy statement/prospectus or any other document that GLPI or Pinnacle may file with the SEC or send to their shareholders in connection with the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on February 16, 2016. Pinnacle mailed the definitive proxy statement/prospectus to its stockholders on or about February 16, 2016, and its stockholders approved the transaction on March 15, 2016. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS FILED AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the definitive joint proxy statement/prospectus and other relevant documents filed by GLPI and Pinnacle with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by GLPI are available free of charge on GLPI’s investor relations website at investors.glpropinc.com or by contacting GLPI’s investor relations representative at (203) 682-8211. Copies of the documents filed with the SEC by Pinnacle are available free of charge on Pinnacle’s investor relations website at investors.pnkinc.com or by contacting Pinnacle’s investor relations department at (702) 541-7777.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE ENTERTAINMENT, INC.
(Registrant)

Date: March 15, 2016	By:	/s/ Elliot D. Hoops
Elliot D. Hoops
Vice President and Legal Counsel

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press release, dated March 15, 2016, issued by Pinnacle Entertainment, Inc.